

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 13, 2014

Via E-mail
Paul Rosenberg
Chief Executive Officer
mCig, Inc
800 Bellevue Way NE, Suite 400
Bellevue, Washington 98004

> **Re: mCig, Inc.**
> **Amendment No. 3 to Form 10-K for the year ended April 30, 2013**
> **Amendment No. 1 to Form 10-Q for the quarter ended January 31, 2014**
> **Filed May 30, 2014**
>
> **Form 8-K/A reporting an event dated September 23, 2013**
> **Form 8-K/A reporting an event dated May 23, 2014**
> **Filed May 29, 2014**
>
> **File No. 333-175941**

Dear Mr. Rosenberg:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K/A filed May 29, 2014 reporting an event dated September 23, 2013

1.   We note your response to comment 1 of our letter dated May 2, 2014. Please revise your future filings, amend your Form 8-K reporting an event dated September 23, 2013, and amend your quarterly reports for the periods ended October 31, 2013 and January 31, 2014 to disclose the impact on the company and its shareholders of the issuance of the Series A Preferred Stock to your CEO and sole director, Mr. Paul Rosenberg, on September 23, 2013 without designating the conversion ratio.   For example,

- Disclose that shareholders do not know the amount of dilution they will experience or the amount of Mr. Rosenberg's beneficial ownership in the company until the conversion ratio is designated;
- Disclose that it is Mr. Rosenberg, as the company's sole director, who has the sole authority to designate the conversion ratio. Discuss the conflicts of interest that arise from this situation;
- Discuss why Mr. Rosenberg, as the company's sole director, chose not to designate the conversion ratio of the Series A Preferred Stock either at the time he designated the terms of the Series A Preferred Stock and issued it to himself in September 2013, at the time when he determined to amend the articles of incorporation in April 2014 to clarify the terms of the Series A Preferred Stock, or to date;
- Disclose that Mr. Rosenberg, as the company's sole director, could chose to issue the remaining 27 million authorized Series A preferred stock without designating the conversion ratio and without shareholder approval. He could also issue additional Series A preferred stock and designate a highly dilutive conversion ratio; and
- Disclose if and when Mr. Rosenberg intends to designate the conversion ratio and discuss what factors he will consider when making the determination.

2.   Since the conversion ratio has not been designated and could be any ratio, please remove your statement that, since the Series A preferred stock has 10 votes per share, "a logical conversion ratio for Mr. Rosenberg's 23,000,000 Series A preferred shares would be 10:1 indicating the Preferred shares are exchangeable into 230,000,000 common shares in the Company."

Form 8-K/A filed May 29, 2014 reporting an event dated May 23, 2014

3.   We note your response to comment 2 of our letter dated May 2, 2014. Please advise what consideration was provided for the amended stock purchase agreement.

Form 10-Q/A for the Quarterly Period Ended January 31, 2014

Note 3. Business Acquisitions and Goodwill, pages 11-13

4.   We note your response to comment 4. You state that the "former Vapolution, Inc. shareholders have autonomous control over the day-to-day operations of the Company while the Board of Directors of mCig, Inc. will have ultimate control over the business decisions within Vapolution, Inc." In addition, the "former Vapolution, Inc. shareholders have just one (1) year to rescind the agreement and return to full ownership of the Company." Please tell us in more detail the specific factors you considered in concluding that you have control over Vapolution, Inc. (Vapolution).

5.	We note your response to comments 3 and 5. As previously requested, please disclose the revenues and earnings of Vapolution since January 23, 2014 (acquisition date) included in your consolidated statements of operations for the three and nine months ended January 31, 2014. In addition, please disclose the supplemental pro forma revenue and earnings of the combined entity for the nine months ended January 31, 2014 and 2013 as though the business combination had occurred as of May 1, 2012. We note your disclosures on pages 20 and 21. Please refer to ASC 805-10-50-2(h).

Note 4. Stockholders' Equity, Preferred Stock, page 14

6.	We note your response to comment 8. We also note that the agreement dictates that the Series A Preferred Stock can be convertible into ten shares of your common stock. But your response to comment 1 states that "there were no set conversion terms for the Series A preferred stock" and the "Board of Directors determines the stated number of the Company's common stock shares into which the Series A preferred shares can be converted into." Please tell us how you applied the guidance in ASC 815-40 in evaluating whether the convertible feature for the Series A Preferred Stock is an embedded derivative that you should separate from the preferred stock host and account for at fair value under ASC 815.

Note 5. Related Party Transactions, page 15

7.	We note your response to comment 9. Please confirm to us that the 500,000 shares of common stock owed to Mr. Linkhorst is subject to his monthly services as COO and earned by him on a monthly basis. Also confirm to us that if Mr. Linkhorst does not provide such services, you are not obligated to issue him the remaining balance of the 500,000 shares of common stock he has not earned.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 12

8.	We note your response to comment 11. Please advise whether the share issuances were pursuant to the earn-out provision or were, instead, the consideration due under Section 1.1a of the amended stock purchase agreement.

You may contact Robert Shapiro, Staff Accountant at (202) 551-3273 or Dean Suehiro, Staff Accountant at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Emily Drazan, Staff Attorney at (202) 551-3208, Kathleen Krebs, Special Counsel at (202) 551-3350 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: Via E-mail
       William Robinson Eilers, Esq.